UNITED ST[illegible]
SECURITIES AND EXCHA[illegible]
Washington, D.[illegible]

09055980

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1070
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough (310) 806-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GHP Horwath, P.C.
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Dyett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GOLI KAMANGAR
Commission # 1791509
Notary Public - California
Los Angeles County
My Comm. Expires Feb 18, 2012

Signature

Co-CEO

Title

2/27/09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. See pages 21-23.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (o) Independent auditors' report.
- ☒ (p) Independent auditors' report on internal control.

GHP Horwath
Certified Public Accountants and Business Consultants

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Salem Partners, LLC

We have audited the accompanying statement of financial condition of Salem Partners, LLC as of December 31, 2008, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salem Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GHP Horwath, P.C.

February 26, 2009

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Salem Partners, LLC [13]

SEC FILE NO.: 8-50241 [14]

FIRM I.D. NO.: 043363 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1070 [20]
(No. and Street)

Los Angeles [21] CA [22] 90025 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]

AND ENDING (MM/DD/YY): 12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough [30]

(Area Code) — Telephone No.: (310) 806-4200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20 day of Feb 20 09

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GHP Horwath, P.C. [70]

ADDRESS

1670 Broadway, Suite 3000 [71]	Denver [72]	CO [73]	80202 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]
SEC FILE NO. 8-50241 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 319,159	200			$ 319,159	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	242,795	600	242,795	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	70,378	670	70,378	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	54,896	680	54,896	920
11. Other assets		535	129,724	735	129,724	930
12. TOTAL ASSETS	$ 319,159	540	$ 497,793	740	$ 816,952	940

OMIT PENNIES

(Continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	64,648 [1205]	[1385]	64,648 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	65,286 [1440]	65,286 [1750]
20. TOTAL LIABILITIES	$ 64,648 [1230]	$ 65,286 [1450]	$ 129,934 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners) LLC	11 ($ 687,018 [1020])	687,018 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 687,018 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 816,952 [1810]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	687,018	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				687,018	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	687,018	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 497,793	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(497,793)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	189,225	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	189,225	3750

30

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)			$ 4,310	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 184,225	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22			$ 182,760	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 64,648	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 64,648	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 34.16%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC

For the period (MMDDYY) from 24 01/01/08 [3932] to 12/31/08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions	25	3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups	26	3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	3,089,847	3995
9. Total revenue	$ 3,089,847	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	979,051	4120
11. Other employee compensation and benefits	1,622,240	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	9,350	4195
15. Other expenses	908,093	4100
16. Total expenses	$ 3,518,734	4200
NET INCOME		
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (428,887)	4210
18. Provision for Federal income taxes (for parent only)	28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (428,887)	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 1,287,855	4211

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC

For the period (MMDDYY) from 01/01/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,156,888	4240
A. Net income (loss)			(428,887)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	(40,983)	4270
2. Balance, end of period (From item 1800)			$ 687,018	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period 30	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

(k)(2)(i) See attached on page 13. X

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

Salem Partners, LLC
SEC File Number 8-50241
Period: January 1, 2008 through December 31, 2008

(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(i) Information Relating to the Possession or Control Requirements under Rule 15c3-3

Salem Partners, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) which states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

"who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "*Special Account for the Exclusive Benefit of Customers of (name of broker or dealer)*".

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$ (428,887)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	32,145
Provision for doubtful accounts receivable	45,320
Change in assets:	
Decrease in accounts receivable	289,975
Increase in related party receivables	(134,970)
Increase in prepaid expenses and other assets	(90,905)
Decrease in liabilities:	
Accounts payable and other	(218,820)
Total adjustments	(77,255)
Net cash used in operating activities	(506,142)
Cash flows from investing activities:	
Purchases of fixed assets	(4,526)
Net cash used in investing activities	(4,526)
Cash flows from financing activities:	
Advance from related party	130,000
Redemption of member interest	(40,983)
Net cash provided by financing activities	89,017
Net decrease in cash	(421,651)
Cash and cash equivalents, beginning	740,810
Cash and cash equivalents, ending	$ 319,159

See notes to financial statements.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1. Summary of significant accounting policies and business of the Company:

Formation of the Company:

Salem Partners, LLC (the Company), formerly a Colorado limited liability company, was formed in January 1997. Through April 2008, the Company was owned by two individuals holding 190 total Class A units and 410 Class B units, and one individual holding 10 Class B units. In March 2008, the Company entered into a redemption agreement with the individual holding the 10 Class B units and acquired all the rights, title and interest in the Company of this Class B unit holder for a total of $40,983 in cash. Also in April 2008, Salem Partners Holdings, LLC, a newly formed limited liability company, was assigned all the remaining Class A and Class B units of the Company. At December 31, 2008, Salem Partners Holdings, LLC is the sole member of the Company holding a 100% interest in the Company. Management and control of the Company is vested entirely in the sole member. In addition, in connection with the Company's reorganization, the Company converted to a Delaware limited liability company. The operating agreement of the Company was amended and restated in April 2008 to reflect these changes.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company provides investment banking and advisory services to clients primarily in the media and entertainment, technology and life sciences industries. The Company does not hold customer funds or securities.

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Allowance for doubtful accounts:

Accounts receivable consist of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectibility and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At December 31, 2008, management determined that an allowance for doubtful accounts was not necessary.

1. Summary of significant accounting policies and business of the Company (continued):

Securities owned:

Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value, as determined by management.

Investment banking and advisory services:

In 2008, the Company earned substantially all of its revenue from investment banking and advisory services which included private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement, recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is completed.

Deferred revenue:

Deferred revenue of $52,497 represents amounts billed or collected but not yet earned under existing agreements and is included in "Line 19.E, Accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition.

Advertising:

The Company expenses advertising costs as incurred. During the year ended December 31, 2008, the Company's advertising expenses were insignificant.

Concentrations:

During the year ended December 31, 2008, two clients accounted for approximately 45% and 11% of the Company's total investment banking and advisory service revenue. At December 31, 2008, three clients account for approximately 26%, 16% and 13%, respectively, of the total outstanding accounts receivable balance.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

Because the Company is a limited liability company, it is not subject to income taxes. Therefore, these financial statements do not reflect a provision for income taxes.

2. Summary of significant accounting policies and business of the Company (continued):

Risks and uncertainties:

The United States is experiencing instability in the financial markets and investment banking systems which is likely to continue to have far-reaching effects on economic activity for an indeterminable period. The impact on the economy and the Company's operating activities cannot be predicted at this time but may be substantial.

Stock-based compensation:

The Company accounts for share-based payment transactions under SFAS No. 123R, "*Share-Based Payment*". Pursuant to SFAS No. 123R, compensation cost is generally calculated on the date of the grant using the fair value of the option as determined using the Black-Scholes method. Compensation cost is then amortized over the vesting period. The Black-Scholes valuation calculation requires the Company to estimate key assumptions such as expected term, volatility and forfeiture rates to determine the stock option's fair value. The estimate of these key assumptions is based on certain historical information and judgment regarding market factors and trends. There were no share-based transactions during the year ended December 31, 2008.

Recently issued and adopted accounting pronouncements:

In December 2008, the Financial Accounting Standards Board (FASB) released FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, which amends Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*, (FIN 48). FIN 48-3 allows nonpublic entities to defer the application of FIN No. 48 to fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements. This interpretation includes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. The Company is a limited liability company, and does not believe that any current tax positions would impact its financial statements; therefore, this interpretation is not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The standard requires entities to provide additional information that will help users of financial statements to more easily understand the effect of the entity's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, *Fair Value Measurements*, and No. 107, *Disclosures about Fair Value of Financial Instruments*. This statement was effective as of the beginning of fiscal year 2008 and had no impact on the Company's financial statements.

1. Summary of significant accounting policies and business of the Company (continued):

Recently issued and adopted accounting pronouncements (continued):

On January 1, 2008, the Company adopted the provisions of Statement SFAS No. 157, *Fair Value Measurements,* for financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. The adoption of this statement for financial assets and liabilities did not have an impact on the Company's financial statements. In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008. The adoption of FSP No. 157-2 for non-recurring fair value measurements of non-financial assets and liabilities is not expected to have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), "*Business Combinations*", which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. Management of the Company does not expect the adoption of this statement to have an impact on the financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51*", which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest with disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition, this statement establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Management of the Company does not expect the adoption of this statement to have an impact on the financial statements.

3. Note receivable:

During the year ended December 31, 2008, the Company entered into a $50,000 note receivable for the performance of financial advisory services. This amount is included in "Line 3, Receivables from non-customers" on the Statement of Financial Condition. The note is non-interest bearing, unsecured and the balance outstanding is due on demand.

4. Furniture, fixtures and equipment:

As of December 31, 2008, fixed assets consisted of the following:

		Amount
Leasehold improvements	$	17,714
Equipment		173,849
Furniture and fixtures		68,338
		259,901
Less accumulated depreciation and amortization		205,003
	$	54,896

5. Operating leases:

The Company leases office space under a five-year operating lease expiring in 2013. Subject to certain conditions, as described in the lease agreement, the Company has the option to renew the lease for an additional five-year term. The Company is responsible for its proportionate share of any increase in operating expenses of the building and taxes of the lessor.

In addition, the Company leases a vehicle and certain equipment under operating leases that expire through March 2009. Total rent expense for the year ended December 31, 2008, excluding rent expense allocated to an affiliate of the Company (Note 8), was approximately $142,300. Future minimum lease payments at December 31, 2008, under all operating leases are approximately as follows:

Years ending December 31,		Amount
2009	$	218,400
2010		223,900
2011		234,000
2012		244,600
2013		167,900
	$	1,088,800

6. Retirement plan:

The Company has established the Salem Partners, LLC 401(k) Profit Sharing Plan (the Plan) for the benefit of its eligible employees. The Plan is a defined contribution plan. Participants may contribute from 1% to 75% of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2008, the Company contributed $95,852 to the Plan.

7. Fair value of financial instruments:

Management believes that it is not practicable to estimate the fair value of the Company's receivable from affiliates due to the related party nature of the underlying transactions. Management believes that the carrying amounts of the Company's other financial instruments approximate their fair values because of the short-term maturities of these instruments.

8. Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2008, the Company had net capital of $189,225, which was $184,225 in excess of its required net capital of $5,000 and the Company's net capital ratio was .34% to 1.

The following is a reconciliation between the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008) of net capital and the computation based on the audited financial statements:

Net capital, as reported in the Company's Part II (unaudited FOCUS report)	$ 218,686
Audit adjustments to adjust revenue for amounts not earned through December 31, 2008	(37,497)
Audit adjustment to decrease non-allowable assets	9,658
Audit adjustment to record additional expense	(1,622)
Net capital	$ 189,225

9. Transactions with affiliates:

At January 1, 2008, the Company had a receivable from two affiliates of the Company totaling $65,408. During the year ended December 31, 2008, $130,000 was advanced to the Company from a third affiliate. Under an expense sharing agreement, one of these affiliated entities is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. During the year ended December 31, 2008, the Company charged the affiliate an additional $134,970 pursuant to the terms of the expense sharing agreement. The net receivable due from affiliates at December 31, 2008, in the amount of $70,378 is included in "Line 9, Investments in and receivables from affiliates, subsidiaries and associated partnerships" on the Statement of Financial Condition. This amount is non-interest bearing, unsecured and due on demand.

GHP Horwath
Certified Public Accountants and Business Consultants

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c 3-3

To the Member of
Salem Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Salem Partners, LLC, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 26, 2009.

<u>Accounting Procedures and Control Activities Related to Revenue Recognition</u>

The Company enters into a variety of contractual arrangements to provide consulting, broker and other services to its clients. Some of these contractual arrangements are complex and contain specific fee payment schedules, which require careful consideration in order to apply the Company's revenue recognition policies and procedures. We noted several instances throughout the year whereby the Company's management did not properly record revenue in accordance with its revenue recognition policies. The improper recognition of revenue related to these transactions results in errors in the Company's periodic computations of aggregate indebtedness under rule 17a-5(g) and net capital under rule 17a-3(a)(11). Adjustments were required at year end to correct certain account balances as of and for the year ended December 31, 2008, including deferring approximately $37,500 not yet earned under existing agreements which was previously recognized revenue.

We discussed this matter with the management of the Company and they informed us that, 1). Management will perform a review of their control activities and make necessary changes to ensure that transactions are being recognized and recorded when they occur and in the proper period, and 2). Management will perform an analysis of the status of contracts in effect and review transactions to ensure that they are being recognized and recorded in accordance with the Company's stated policies and generally accepted accounting principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be inadequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were inadequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GH&P Horwath, P.C.

February 26, 2009

SALEM PARTNERS, LLC
(A COLORADO LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2008

GHP Horwath
Certified Public Accountants and Business Consultants